Mail Stop 4561

October 10, 2008

Bruce Davis
Chairman and Chief Executive Officer
Digimarc Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

> **Re:** **Digimarc Corporation**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed October 2, 2008**
> **File No. 001-34108**

Dear Mr. Davis:

      We have reviewed your amended Form 10 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Security Ownership of Certain Beneficial Owners and Management, page 95

1.   We note that your response to comment 5 of our letter dated September 19, 2008 does not identify the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Koninklijke Philips Electronics N.V. Please refer to comment 19 of our letter dated August 28, 2008. Also disclose the address of Koninklijke Philips Electronics N.V. and that it reports information regarding its officers, directors, principal holders in public documents filed with the SEC and in the Netherlands that are available on the Internet. In this regard, we note that the Form 20-F for the fiscal year ended December 31, 2007 indicates that Koninklijke Philips Electronics N.V. had no greater than five percent holders as of December 31, 2007. You should state this in the information statement and also state that you based this disclosure on publicly available information.

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You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3537 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: John R. Thomas
        Perkins Coie LLP
        Via Facsimile (503) 346-2144